October 3, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: William Choi, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela’s Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Form 10-Q for the Fiscal Quarter Ended July 1, 2006
Filed August 10, 2006
File No. 1-32227

Dear Mr. Choi:

On behalf of Cabela’s Incorporated (the “Company”), and in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2005, filed on March 1, 2006 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended July 1, 2006, filed on August 10, 2006 (the “Form 10-Q”), I am writing in response to the comments set forth in your letter addressed to Dennis Highby dated September 19, 2006 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comments are repeated below, with the Company’s response to each comment set forth immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 68

Securities and Exchange Commission
October 3, 2006

1.
We have reviewed your response to our comment in our letter dated July 18, 2006. Please disclose in future filings your gift instrument breakage accounting policy and that breakage is classified as revenue in your statements of income. Please also tell us and disclose in future filings the amount of breakage recognized for each statement of income presented.

In response to the Staff’s comment, the Company will disclose in future Form 10-K filings its gift instrument breakage accounting policy and that breakage is classified as revenue in its statements of income. The amount of breakage recognized during fiscal 2005, 2004, and 2003 was $776,135, $739,317, and $932,475, respectively. The Company also will disclose in future Form 10-K filings the amount of breakage recognized for each statement of income presented if the amounts become material.

Form 10-Q for the Quarterly Period ended July 1, 2006

Note 14, Restatement of Financial Statements, page 18

2.
Please provide us with a complete narrative of the mechanical error in your statements of cash flows related to purchases of property and equipment included in accounts payable. Please explain the cause of the error and whether it was the result of mathematical error, misapplication of an accounting principle, or other reason. If the error was due to misapplication of an accounting principle, explain to us the misapplication in detail and why the revised method is correct.

In response to the Staff’s comment, the Company provides the following narrative of the mechanical error in its statement of cash flows for the three months ending April 1, 2006 related to unpaid purchases of property and equipment included in accounts payable.

Paragraph 32 of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, provides, “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures.  Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.  Examples of noncash investing and financing transactions are . . . acquiring assets by assuming directly related liabilities . . . .”

In accordance with this Statement, the Company classifies the acquisition or construction of a productive (i.e., long-lived) asset by incurring a liability (i.e., accounts payable) as a noncash item until the liability is paid. Therefore, when a liability is incurred to acquire or construct such an asset, and the liability exists at the end of the period, the Company (i) adjusts the change in accounts payable in the operating section of its statement of cash flows by such amount, (ii) adjusts the change in capital expenditures in the investing section of its statement of cash flows by such amount, and (iii) discloses that transaction as a noncash investing activity in a schedule in the notes to its financial statements. In the period the liability is paid, the Company reflects such amount as a capital expenditure for investing activities in its statement of cash flows.

Securities and Exchange Commission
October 3, 2006

At December 31, 2005, the Company appropriately removed $8,498,000 of unpaid purchases of property and equipment as a cash flow reconciling item. This amount was reported in the supplemental noncash financing and investing activities information in Note 1 to the financial statements in the Form 10-K. In the first quarter of fiscal 2006, the Company identified and adjusted amounts for unpaid purchases of property and equipment out of the ending accounts payable balance for its cash flow presentation, but failed to adjust amounts for unpaid purchases of property and equipment from the beginning accounts payable balance for its cash flow presentation. The beginning accounts payable balance should have been adjusted for unpaid purchases of property and equipment of $8,498,000. This mathematical error caused a misclassification between operating and investing activities on the statement of cash flows for the three months ending April 1, 2006, but did not change the total net increase in cash and cash equivalents. Please see the following table for further clarification of the error.

	4/1/06 as Previously Reported	Adjustment for Unpaid Capital Expenditures in Beginning Balance	4/1/06 as Restated
	(Dollars in thousands)
Change in Accounts Payable per cash flow	$(59,438)	$8,498	$(50,940)

Capital Expenditures per cash flow	$(6,043)	$(8,498)	$(14,541)

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 3, 2006

The Company believes that the foregoing responds fully to each of the questions in the Comment Letter. Please contact the undersigned (308-255-2825) if you have any questions about the Company’s responses.

Sincerely,

/s/ Brent LaSure
Brent LaSure
Associate Corporate Counsel and Assistant Secretary

cc:	Dennis Highby
Ralph Castner
Reed Gilmore